Press Release

HEAD NV Announces record and payment date for capital repayment

Amsterdam – 21st August 2007 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces record and payment date for capital repayment.

According to the resolution approved at the last Annual General Meeting of Shareholders of Head N.V. on May 30th, 2007, the Company amended the Articles of Association to reduce the nominal value of the shares from Euro 0.20 to Euro 0.01 and as a consequence will make a payment of Euro 0.19 per share to its shareholders.

The capital repayment is payable to Shareholders on record as of August 30th, 2007. The euro payment date will be September 4th, 2007. The ex-date for the Head N.V. shares will be August 28th, 2007.

About Head

HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Hermann Maier, Bode Miller, Amelie Mauresmo, Svetlana Kuznetsova, Andrew Murray, Ivan Ljubicic, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch and Šárka Záhrobská.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations

Tel: +44 207 499 7800

Fax: +44 207 491 7725

E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer

Tel: +43 1 70 179 354

Fax +43 1 707 8940